                                                                           7059

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 1)(1)


                       LINDA'S DIVERSIFIED HOLDINGS INC.
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                                (Name of Issuer)

                      CLASS A COMMON STOCK $.001 PAR VALUE
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                         (Title of Class of Securities)

                                535160-10-5-000
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                                 (CUSIP Number)

                               BARRY L. KOSOWSKY
                               30 NICHOLAS DRIVE
                         EAST HAVEN, CONNECTICUT 06512
                                  203-468-6216
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  MAY 24, 1999
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of    Pages)

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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 12 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13D                       FORMS                                   7060

CUSIP NO. 535160-10-5-000          13D                        PAGE   OF   PAGES

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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    BARRY L. KOSOWSKY
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

                                      N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                      USA
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           259,240
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    259,240
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               10   SHARED DISPOSITIVE POWER

                          0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    259,240
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.5%
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14   TYPE OF REPORTING PERSON*

                                       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends the Statement on Schedule 13D (filed on January 6,
1998) by Mr. Barry L. Kosowsky (Mr. Kosowsky) with respect to his ownership of the Class A Common Stock, $.001 par value per share (the "Class A Common Stock") of Linda's Diversified Holdings Inc. (the "Company").

Item 1.   Security and Issuer.

     This Amendment to Schedule 13D is filed with respect to the shares of the Class A Common Stock of the Company. The address of the principal executive office of the Company is 22 Lenox Avenue, Westfield, New Jersey 07090.

Item 4.   Purpose of Transaction.

     This Amendment is being filed to account for a decrease in the ownership of the Class A Common Stock of Mr. Kosowsky by reason of the expiration of certain warrants held by Mr. Kosowsky as described in response to Item 5.

Item 5.   Interest in Securities of the Issuer.

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 above beneficially owned by Mr. Kosowsky are 259,240 shares and 9.50%, respectively. This percentage interest is based on the number of shares of the Class A Common Stock outstanding on February 15, 2000 as communicated to Mr. Kosowsky by an officer of the Company since the Company has not made any recent filings with the Commission. Mr. Kosowsky holds sole voting and dispositive power as to all said shares. This consists of 259,240 shares of Common Stock which are currently owned. Previously Mr. Kosowsky owned 100,300 shares of Common Stock and 158,940 units. Each unit consisted of one share of Class A Common Stock, one redeemable Class A warrant and one redeemable Class B warrant. Each Class A warrant entitled the holder to purchase one share of Class A Common Stock and one Class B warrant at an aggregate exercise price of $6.25. Each Class B warrant entitled the holder to purchase one share of Class A Common Stock at an exercise price of $8.50 per share. The warrants which were a component of the units were allowed to expire on May 24, 1999 without being exercised by Mr. Kosowsky; Mr. Kosowsky retained ownership of the 158,940 shares of Class A Common Stock included in the units. Mr. Kosowsky has not purchased or sold any shares of the Class A Common Stock since his original
Schedule 13D was filed.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        FEBRUARY 28, 2000
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                                        DATE


                                    /S/ BARRY L. KOSOWSKY
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                                        SIGNATURE


                                        Barry L. Kosowsky
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                                        NAME